EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended March 31,
	2016	2015

Earnings from continuing operations before income taxes	$101	$100
Less: Equity earnings	(14)	(15)
Add: Total fixed charges deducted from earnings	69	50

Earnings available for payment of fixed charges	$156	$135

Fixed charges

Interest expense	$68	$49
Portion of operating lease rental deemed to be interest	1	1

Total fixed charges deducted from earnings and fixed charges	$69	$50

Ratio of earnings to fixed charges	2.3	2.7